RDE, INC.

5880 Live Oak Pkwy

Suite 100

Norcross, GA 30093

November 20, 2020

Via Edgar Correspondence

Daniel Morris, Esq.

Staff Attorney

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: RDE, Inc.

Request for Acceleration of Qualification of Form 1-A

File No. 024-11310

Dear Mr. Morris:

RDE, Inc respectfully requests acceleration of the qualification date of the above-captioned Form 1-A to 9:30 a.m. EST on Tuesday, November 24, 2020, or as soon as practicable thereafter.

Please be advised that there have been no material changes to the Form 1-A from the version contained in the most recent pre-qualified amendment to RDE’s Form 1-A as filed with the Commission on November 17, 2020.

Very truly yours,

/s/ Ketan Thakker
Ketan Thakker, President and CEO

cc: Ernest M. Stern, Esq.